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                                                    THOMAS & BETTS CORPORATION
NEWS                                                8155 T&B Boulevard
                                                    Memphis, TN 38125
                                                    (901) 252-5962

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                                                  Contact:
                                                              Renee  Johansen:
                                                              (901)  252-5962

FOR IMMEDIATE RELEASE

           POOLING ACCOUNTING TREATMENT APPROVED FOR AFC CABLE MERGER

Memphis, Tenn., June 29, 1999 -- Thomas & Betts Corporation (NYSE:TNB) announced today that it was informed by the Securities and Exchange Commission (SEC) that Thomas & Betts may use pooling-of-interests treatment to account for its contemplated merger with AFC Cable Systems, Inc. (NASDAQ:AFCX). The SEC had previously raised questions concerning the availability of pooling based on amounts payable to AFC Cable's chairman and chief executive officer under his non-competition agreement with Thomas & Betts. The SEC today withdrew its objections based on additional information provided by Thomas & Betts. Qualification for pooling treatment is a condition precedent to closing the merger contemplated under a definitive agreement announced by the companies on January 27, 1999.
         Thomas & Betts has again asked AFC Cable to complete its responses to the few remaining SEC non-accounting comments, which predominantly pertain to AFC Cable, as quickly as possible. For the past two weeks AFC Cable has delayed further work on the matter until the pooling issue was resolved.
         The merger agreement between the parties provides that either Thomas & Betts or AFC Cable may terminate the agreement if the merger is not completed by June 30, 1999. However, Thomas & Betts has previously advised AFC Cable that it believes the right to terminate is not available to AFC Cable in view of its past conduct.
         In order to clarify the situation for the benefit of the parties and their shareholders, Thomas & Betts today again requested that AFC Cable agree to jointly announce an extension of the termination date under the merger agreement for a reasonable period of time to allow the transaction to be completed.
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If instead AFC Cable attempts to terminate the merger agreement, Thomas & Betts will consider all legal remedies available to it, including commencement of litigation seeking specific performance in order to require AFC Cable and Ralph
R. Papitto, AFC Cable chairman and chief executive officer, to comply with their obligations under the merger agreement.
         Thomas & Betts remains fully committed to completing the transaction with AFC Cable, which it believes will bring substantial benefits to the shareholders of both companies.
         Thomas & Betts is a leading producer of connectors and components for worldwide electrical and electronic markets.

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